August 29, 2008

Via Federal Express
Mr. John Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	FMG Acquisition Corp.
Registration Statement on Form S-4 Filed April 18, 2008
File No. 333-150327
Amendment No.4 to Form S-4/ A

Dear Mr. Riedler:

On behalf of FMG Acquisition Corp. (“FMG”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder a copy of Amendment No. 5 (“Amendment No. 5”) to the Registration Statement/Proxy on Form S-4 (the “Form S-4”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 18, 2008 (File No. 333-150327), together with this letter.

This letter responds to the Staff’s comments set forth in a letter dated August 29, 2008 with respect to the Form S-4 which was filed in connection with the proposed merger (the “Merger”) between the Company and United Insurance Holdings, L.C. (“United”). Marked courtesy copies of this filing are being sent via overnight courier to yourself, Ms. Rose Zukin, Ms. Suzanne Hayes, Mr. Frank Wyman and Mr. Carlton Tartar. In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Outside Front Cover Page of the Prospectus

1.	Please revise the cover page and the Notice of Special Meeting of Stockholders to limit each to one page. Move all information that is not required to a more appropriate location in your document.

We have revised the cover page and the Notice of Special Meeting of Stockholders to limit each to one page and have moved all information that is not required to a more appropriate location in the Form S-4, in response to the Staff’s comment.

Proposal 1- The Merger Proposal

The Company’s Reasons for the Merger and Recommendation of the Company’s Board, page 56

2.
Under the caption “The risk the Company’s current stockholders will experience substantial dilution upon consummation of the Merger”, please delete the third sentence which compares net income for FMG on a historical basis to a pro forma net income amount derived from the pro forma combined financial statements. We do not believe there is any reasonable basis for comparison of the two disclosed amounts, since one represents the historical net income for FMG as a non-operating blank-check company, and the other represents a pro forma amount for the combined company assuming the consummation of the proposed merger.

We have removed the third sentence as cited in response to the Staff’s request.

Unaudited Pro Forma Combined Financial Information, page 149

3.	Please reconcile your disclosure of FMG’s basic and diluted weighted average shares outstanding for the six months ended June 30, 2008 to the corresponding amounts on page F-15.

The following is the reconciliation between the FMG’s pro forma basic and diluted weighted average shares outstanding for the six months ended June 30, 2008 and the corresponding amounts on page F-15. The FMG weighted average shares outstanding disclosed on the June 30, 2008 pro forma income statement includes the 1,419,614 shares subject to possible redemption, while the FMG June 30, 2008 income statement disclosed in  FMG's Form 10Q ( on  pg F-15) excludes these shares based on the presentation adopted (as indicated by language on pg F-15). Note that the pro forma income statement reflects both the scenarios whereby holders exercise/do not exercise their conversion rights as to 1,419,614 shares subject to possible redemption.

	Basic	Diluted
Weighted average shares outstanding per pro forma income statement June 30, 2008	5,917,031	5,917,031
Less: Shares subject to possible redemption	(1,419,614)	(1,419,614)

Weighted average shares outstanding (not subject to possible redemption) - per FMG 10Q June 30, 2008 (pg F-15)	4,497,417	4,497,417

4.
Please revise to include tabular disclosure supporting your calculations of pro forma combined basic and diluted weighted average shares outstanding for each period presented. Disclose any underlying assumptions to the extent that the amounts cannot be recalculated based on the amounts presented in the financial statements and your disclosures regarding the terms of the proposed merger.

We have revised page 149 to include a disclosure directing the reader to Note 5 in the Unaudited Pro Forma Combined Financial Statements.  Note 5 includes the tabular support and explanations for the calculations of all basic and diluted weighted shares outstanding for each period presented, as requested in the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Tender Offer, page 156

5.
In your disclosures in this section, you present “common shares” in the unaudited pro forma condensed combined balance sheet information at June 30, 2008 and December 31, 2007, and these amounts appear to be derived from the pro forma combined statements of operations for each period. Please explain how the disclosed amounts are consistent with the presentation of a pro forma balance sheet at each date, given that the shares are weighted for the period outstanding in the pro forma combined statements of operations, but would not be weighted in a pro forma balance sheet. Revise your disclosures as appropriate.

We revised our disclosures in Note 4 of the Unaudited Pro Forma Combined Financial Statements to clarify that the “common shares” are shares outstanding at the end of the referenced period for each of the partial Unaudited Pro Forma Condensed Combined Balance Sheets presented in Note 4 in response to the Staff’s comment.  The outstanding shares presented in the Note 4 disclosures are consistent with other presentations of the Unaudited Pro Forma Combined Balance Sheet and were not derived from statements of operations.

Item 21. Exhibits and Financial Statement Schedules

6.
Please file as an exhibit to your registration statement the “Exchange Offer” agreement entered into between FMG and certain accredited investors on August 15, 2008, as required by Item 601(b)(10) of Regulation S-K.

We hereby inform the Staff that the terms and conditions of the exchange offer are contained within the Note Purchase Agreement filed as Exhibit 10.35 to Amendment No. 4 to the Form S-4, as filed with the Commission on August 18, 2008. Accordingly, there is no separate exchange offer agreement.

If you have any further questions or comments, please contact the undersigned or our counsel, Adam Mimeles, Esq., Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, NY 10017-6503; telephone (212) 370-1300, facsimile (212) 370-7889.

Very truly yours,

By:	/s/ Gordon G. Pratt
Gordon G. Pratt
Chairman and Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Carolyn Long, Esq.